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                                                                    EXHIBIT 4.7

                                    WARRANTS

Critical Path hereby agrees to grant Worldsport within 10 business days of the execution of the Critical Path Master Service Agreement (the "Agreement"), warrants entitling Worldsport to purchase up to a 1.25% equity interest in CP on a fully diluted basis as of the date of the Agreement.

The warrants will become exercisable in five equal installments of .25%, upon registration of each group of Worldsport service email boxes, provided that all such Worldsport service email boxes shall be CP sub-branded (as defined below).

The initial warrant installment shall vest upon the registration by Worldsport of two million (2,000,000) sub-branded email boxes; the second warrant installment shall vest upon the registration of 4 million (4,000,000) mailboxes that are CP sub-branded; the third warrant installment shall vest upon the registration of 8 million (8,000,000) mailboxes that are CP sub-branded; the fourth warrant installment shall vest upon the registration of 12 million (12,000,000) mailboxes that are CP sub-branded; and the fifth warrant installment shall vest upon registration of 20 million (20,000,000) mailboxes that are CP sub-branded.

The warrant installments which have become exercisable pursuant to the terms set forth above shall be exercisable for a period of five (5) years after each first became exercisable.

Any of the warrants which shall not have become exercisable (in accordance with the formula set forth above) within five years from the date of the Agreement shall be cancelled.

The Initial Exercise Price for the first warrant installment (representing .25% of the fully diluted equity of CP) shall be the average of the closing price of CP's Common Stock as quoted on the NASDAQ National Market System for the fifteen
(15) trading days prior to the day in question. The pricing of the additional warrant installments shall be (i) for the second warrant installment, the Initial Exercise Price plus $5.00, (ii) for the third warrant installment shall be the Initial Exercise Price plus $10.00, (iii) for the fourth warrant installment shall be the Initial Exercise Price plus $15.00, and (iiii) for the fifth warrant installment shall be the Initial Exercise Price plus $20.00.

A mailbox shall be deemed to be sub-branded, provided that one of the following occurs: Worldsport shall cause the CP emblem or logo, or a variation thereof approved by CP in its reasonable discretion, to appear (i) on the initial login screen and main screens of a web-based mailbox, (ii) on the welcome message of a POP or IMAP session or (iii) in the initial email message received at the mailbox.